

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

Via E-mail
Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

> **Re:** **Kayak Software Corporation**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 20, 2011**
> **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your amended Form S-1 and response letter, and we have the following comments. Where indicated, we think you should revise your document in response to these comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

1.   Please note that we are unable to reach a conclusion with respect to your responses to prior comment 37 in our letter dated December 15, 2010 and prior comment 2 from our letter dated August 26, 2011 until you file an amendment with the revised disclosure and estimated IPO price range. After our review of your amendment with the revised disclosure and estimated IPO price range, additional comments may be forthcoming.

Principal Stockholders, page 107

2.   Your principal stockholders table indicates that the beneficial ownership information contained therein is presented as of July 31, 2011. Please revise to provide this information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-mail</u>
       Michael A. Conza
       Bingham McCutchen LLP